SUPPLEMENT DATED FEBRUARY 4, 2025

TO OFFERING CIRCULAR DATED SEPTEMBER 30, 2024

PACASO INC.

This document supplements, and should be read in conjunction with, the Offering Circular dated September 30, 2024, as supplemented on form 253G2 on November 21, 2024 and December 6, 2024, respectively (collectively, the “Offering Circular”), of Pacaso Inc. (the “Company”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to update the compensation of the Broker’s affiliate, DealMaker Reach, as a provider of certain marketing consulting services to the Company.

For its services, the Company has now agreed to pay Reach:

●	A one-time $30,000 advance against accountable expenses for the provision of marketing consulting services with respect to the self- directed online roadshow, which fee has been paid as of the date of this supplement.

●	A $8,000 monthly marketing advisory fee, to a maximum of $96,000,

●	Up to $500,000 in fees for supplementary marketing services and media management, as we may authorize on a case-by-case basis during the offering.

The Administrative and Compliance fees, the Technology Services Fees, and the Marketing and Advisory Services Fees described within the Offering Circular will, in aggregate, not exceed $3,310,000.